SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 28, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release   ANGLOGOLD ASHANTI UPDATES ON ELECTRICITY SUPPLY SITUATION



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

27 January 2008

AGA04.08

ANGLOGOLD ASHANTI UPDATES ON ELECTRICITY SUPPLY SITUATION

AngloGold Ashanti has today agreed a process with Eskom, whereby the supplier will give its normal guarantees for sufficient power for the company to undertake shifts from tonight for the purpose of re-establishing safe workplaces at each of the deep level underground mines in South Africa. The company is anticipating a ramp up in additional power later in the week that should enable a phased return to normal mining operations. A protocol has also been agreed with the electricity supplier whereby Eskom, will provide the company with four hours warning, prior to having to reduce power supply.

This decision follows a meeting today of a multilateral task team established at a meeting on Saturday evening of officials and executives from the Departments of Minerals and Energy and Public Enterprises, Eskom, the Chamber of Mines, mining companies and the National Union of Mineworkers. Today's meeting considered ways in which Eskom and the mining industry could collaborate to reduce sector demand by 10% and, simultaneously, provide mines with confidence in an uninterrupted power supply, providing the necessary guarantees for workplace safety.

Since 2004, Eskom and AngloGold Ashanti have been working to improve energy efficiencies and reduce consumption, with both organisations committing funds and resources to the programme. These combined efforts have achieved an 18% improvement in energy efficiencies. In the light of this success, AngloGold Ashanti is confident that, with continued collaboration between the company and Eskom, the 10% reduction target set at yesterday's meeting can be achieved without necessarily affecting workplace safety or production.

With respect to the immediate future, it is not yet possible to indicate with any certainty how long it will take the seven AngloGold Ashanti mines in South Africa to return to full production. This will be determined by the rate at which Eskom is able to increase supply to the mines without compromising the national grid and, importantly, how much work will be necessary at each operation to ensure that working places are safe following their unanticipated closure.

Mark Cutifani, AngloGold Ashanti's CEO said today: "I think that we are starting to emerge from a crisis that had the potential to undermine the viability of the South African gold industry. It is encouraging to see the Government and Eskom acknowledge the industry and its importance to South Africa. As a company we have worked with Eskom to reduce energy consumption over the past four years. Together, we have already achieved significant success in reducing consumption and must continue to work together, as we seek, in the first instance to re-establish safe work places in our deep level operations, and over the next few days to start to return to more normal production practices. I am confident that we can find workable solutions to the challenges we face if we have the full co-operation of Eskom, the Departments of Minerals and Energy and Public Enterprises and the unions. Given the level of co-operation experienced over the weekend we are confident we can move forward together".

Queries

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti will file with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission ("SEC") as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC's stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 28, 2008

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary